SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                                    DVL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    233347103
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 11, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    233347103
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  1)   Names of  Reporting  Persons/I.R.S. Identification Nos. of  Above Persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With:                    10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  5,406,113*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     25.4%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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* Blackacre Bridge Capital,  L.L.C., a  New York limited liability  company,  is the holder of 4,753,113 shares of the Common Stock, par value $0.01 per share (the "Shares"), of DVL, Inc., a Delaware corporation, and Blackacre Capital Group, L.P., a Delaware limited partnership, is the holder of 653,000 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Blackacre Bridge Capital, L.L.C. and Blackacre Capital Group, L.P. Thus, for the purposes of Reg. ss.240.13d-3, Stephen Feinberg is deemed to beneficially own 5,406,113 Shares.

Item 1.    Security and Issuer.
           -------------------

           The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of DVL, Inc., a Delaware corporation ("DVL"). The principal executive offices of DVL are located at 70 East 55th Street, New York, New York 10022.

Item 2.    Identity and Background.
           -----------------------

           The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg, indirectly through one or more intermediate entities, serves as the investment advisor for, and exercises sole voting and investment authority with respect to the securities held by, each of Blackacre Bridge Capital, L.L.C., a New York limited liability company ("Blackacre Bridge"), and Blackacre Capital Group, L.P., a Delaware limited partnership ("Blackacre Capital," and, together with Blackacre Bridge, the "Blackacre Entities"). The Blackacre Entities are engaged in the investment in real and personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

           Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Pursuant to an Exchange Agreement between DVL and Blackacre Bridge, which was executed and delivered by the parties on January 11, 2002 (the "Exchange Agreement"), Blackacre Bridge exchanged $1,188,278 principal amount of the DVL 10% Redeemable Promissory Notes (the "Notes") held by it for 4,753,113 Shares. In addition, in connection with certain financings previously provided to DVL by Blackacre Capital, Blackacre Capital was issued 653,000 Shares. All funds used to purchase or acquire the Notes, the Shares and/or any other securities of DVL by Blackacre Bridge and Blackacre Capital came directly from the assets of Blackacre Bridge and Blackacre Capital, respectively.

Item 4.    Purpose of Transaction.
           ----------------------

           The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Based upon the information set forth in DVL's Current Report on Form 8-K, dated January 11, 2002, as of January 11, 2002, there were 21,313,563 Shares issued and outstanding. As of January 11, 2002, Blackacre Bridge was the holder of 4,753,113 Shares and Blackacre Capital was the holder of 653,000 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Blackacre Bridge and Blackacre Capital. Thus, as of January 11, 2002, for the purposes of Reg. ss.240.13d-3, Mr. Feinberg is deemed to beneficially own 5,406,113 Shares, or 25.4% of the Shares issued and outstanding as of that date.

           During the sixty days prior to January 11, 2002, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the January 11, 2002 exchange by Blackacre Bridge of the Notes held by Blackacre Bridge for 4,753,113 Shares at an exchange rate of $0.25 per Share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           The Exchange Agreement provides, among other things, that (i) the 4,753,113 Shares received pursuant thereto by Blackacre Bridge may not be transferred by Blackacre Bridge without the express written consent of the board of directors of DVL, which such consent may be withheld only if such proposed transfer would (a) in the case of a transfer on or prior to December 31, 2005, jeopardize DVL's preservation of its federal income tax attributes pursuant to
Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), or
(b) in the case of a transfer after December 31, 2005, be materially adverse to the interests of the Company; (ii) if at any time after December 31, 2005, Blackacre Bridge is prevented from disposing of any Shares as a result of the determination of the board of directors of DVL as described in clause (i)(b) above, Blackacre Bridge shall have the right to sell to DVL, and DVL shall be obligated to purchase from Blackacre Bridge, Shares up to an aggregate market value thereof of $1,000,000; and (iii) if at any time Blackacre Bridge proposes to transfer 500,000 or more of such 4,753,113 Shares, Blackacre Bridge shall provide a right of first offer to DVL.

           The Exchange Agreement also provides that the certificate of incorporation and by-laws of DVL contain restrictions prohibiting the sale, transfer, disposition, purchase or acquisition (a "Subject Transaction") of any capital stock of DVL until September 30, 2009 without the authorization of the board of directors of DVL by or to any holder of Shares who beneficially owns 5% or more, or who, as a result of the Subject Transaction, would own 5% or more, of the value of the Shares then issued and outstanding if, in the sole discretion and judgment of the board of directors of DVL, it would jeopardize DVL's preservation of its federal income tax attributes pursuant to Section 382.

           Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           The Exchange Agreement between Blackacre Bridge and DVL is hereby incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K, dated January 11, 2002, filed by DVL with the Securities and Exchange Commission.



                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 18, 2002


                                             /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, in his capacity as
                                            the investment advisor for Blackacre
                                            Bridge Capital, L.L.C. and Blackacre
                                            Capital Group, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).